April 8, 2010

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549-4561

Re:         City Holding Company
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-11733

Dear Mr. Pande:

The purpose of this letter is to respond to comments from your February 22, 2010 letter to Mr. David L. Bumgarner, Chief Financial Officer of City Holding Company (“the Company”) that was a reply to our letter dated January 22, 2010.  In accordance to your request, we have responded to each of the comments included in your letter.  In order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to such comments.

Form 10-Q for the quarterly period ended September 30, 2009
Part I, Item I – Financial Statement
Note B - Investments, page 9

1.
We note your response to comments four and six of our letter dated December 29, 2009 that in your future filings, beginning with your December 31, 2009 Form 10-K, you will enhance your disclosures related to your pooled trust preferred securities to include the requested tabular presentation, a discussion of what excess subordination signifies, a more robust discussion of how these securities are evaluated for impairment and a discussion of the valuation techniques used to measure fair value with a focus on trust preferred and income notes securities.  Please provide us with these disclosures as if presented in the September 30, 2009 Form 10-Q or alternately, with the proposed disclosures to be included in the December 31, 2009 Form 10-K.

The following are proposed disclosures that will be included in our December 31, 2009 Form 10-K.

The following tabular presentation will be included in Note 3 – Investments.

The following table presents additional information about the Company’s trust preferred securities with a credit rating of below investment grade:

(Dollars in thousands)
Deal Name		Type	Class	Original Cost	Amortized Cost	Fair Value	Difference (1)	Lowest Credit Rating	# of issuers currently performing	Actual deferrals/defaults (as a % of original dollar)	Expected deferrals/defaults (as a % of remaining of performing collateral) (2)	Excess Subordination as a Percentage of Current Performing Collateral (3)
		Pooled trust preferred securities:
		Other-than-temporarily impaired
		Available for Sale:
P1	(4)	Pooled	Mezz	$1,072	$879	$384	$(495)	Caa1	28	17.8%	5.9%	3.8%
P2	(5)	Pooled	Mezz	3,288	1,196	1,068	(128	Ca	27	15.4%	8.5%	14.3%
P3	(6)	Pooled	Mezz	2,962	1,617	1,417	(200)	Caa3	28	17.6%	13.5%	-
P4	(7)	Pooled	Mezz	4,060	1,824	723	(1,101)	Ca	14	12.2%	32.2%	37.8%
P5	(8)	Pooled	Mezz	4,688	826	413	(413)	Ca	27	28.9%	13.5%	-

		Held to Maturity:
P6	(9)	Pooled	Mezz	2,074	1,692	745	(947)	Caa1	28	17.8%	5.9%	3.8%
P7	(10)	Pooled	Mezz	4,366	1,581	1,407	(174)	Ca	27	15.4%	8.5%	14.3%

		Single issuer trust preferred securities
		Available for sale:
S1		Single		1,149	1,049	1,049	-	NR	1	-	-
S2		Single		587	530	460	(70)	NR	1	-	-
S3		Single		1,113	1,059	920	(139)	NR	1	-	-
S4		Single		542	524	478	(46)	NR	1	-	-
S5		Single		261	250	127	(123)	NR	1	-	-
S6		Single		3,171	3,105	2,265	(840)	NR	1	-	-
S7		Single		1,046	1,034	910	(124)	NR	1	-	-
S8		Single		1,000	1,000	818	(182)	Caa1	1	-	-

		Held to Maturity:
S9		Single		4,000	4,000	4,000	-	NR	1	-	-
S10		Single		3,360	3,137	2,430	(707)	NR	1	-	-
S11		Single		3,564	3,543	3,238	(305)	NR	1	-	-
S12		Single		788	750	566	(184)	NR	1	-	-
S13		Single		1,329	1,262	944	(318)	NR	1	-	-

	(1)
The differences noted consist of unrealized losses recorded at December 31, 2009 and noncredit other-than-temporary impairments recorded subsequent to April 1, 2009 that have not been reclassified as credit losses.

	(2)
Performing collateral is defined as total collateral minus all collateral that has been called, is currently deferring, or currently in default. This definition assumes that all collateral that is currently deferring will default with a zero recovery rate. The underlying issuers can cure thus the bonds could recover at a higher percentage upon default than zero.

	(3)
Excess subordination is defined as the additional defaults/deferrals necessary in the next reporting period to deplete the entire credit enhancement (excess interest and over-collateralization) beneath our tranche within each pool to the point that would cause a "break in yield." This amount assumes that all currently performing collateral continues to perform. A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity. The "percent of current performing collateral" is the ratio of the "excess subordination amount" to current performing collateral—a higher percent means there is more excess subordination to absorb additional defaults/deferrals, and the better our security is protected from loss.

	(4)
Other-than-temporary impairment losses of $539,000 were recognized during 2008. No other-than-temporary impairment losses were incurred during 2009. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009.

	(5)
Other-than-temporary impairment losses of $2,401,000 were recognized during 2008. No other-than-temporary impairment losses were incurred during 2009. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009.

	(6)
Other-than-temporary impairment losses of $1,379,000 were recognized during 2009, including $19,000 in the fourth quarter of 2009. No other-than-temporary impairment losses were incurred during 2008. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009.

	(7)
Other-than-temporary impairment losses of $1,674,000 and $709,000 were recognized during 2008 and 2009, respectively. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009.

	(8)
Other-than-temporary impairment losses of $1,875,000 and $1,750,000 were recognized during 2008 and 2009, respectively, including $268,000 in the fourth quarter of 2009. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009.

	(9)
Other-than-temporary impairment losses of $1,078,000 were recognized during 2008. No other-than-temporary impairment losses were incurred during 2009. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009

	(10)
Other-than-temporary impairment losses of $3,201,000 were recognized during 2008. No other-than-temporary impairment losses were incurred during 2009. The amortized cost has been adjusted to reflect the noncredit portion of other-than-temporary impairment losses recorded prior to April 1, 2009

The following discussion of how the securities are evaluated for impairment will also be included in Note 3 – Investments.

At December 31, 2009, the book value of the Company’s five pooled trust preferred securities totaled $9.6 million with an estimated fair value of $6.2 million. All of these securities are mezzanine tranches.  Pooled trust preferred securities represent beneficial interests in securitized financial assets that the Company analyzes within the scope of FASB ASC 320, Investments—Debt and Equity Securities and are evaluated quarterly for other-than-temporary-impairment (“OTTI”).  Management performs an analysis of OTTI utilizing its internal methodology as described below to estimate expected cash flows to be received in the future.  The Company reviews each of its pooled trust preferred securities to determine if an OTTI charge would be recognized in current earnings in accordance with FASB ASC 320, Investments—Debt and Equity Securities. There is risk that continued collateral deterioration could cause the Company to recognize additional OTTI charges in earnings in the future.

When evaluating pooled trust preferred securities for OTTI, the Company determines a credit related portion and a noncredit related portion, if any. The credit related portion is recognized in earnings and represents the expected shortfall in future cash flows. The noncredit related portion is recognized in other comprehensive income, and represents the difference between the book value and the fair value of the security less the amount of the credit related impairment. The determination of whether it is probable that an adverse change in estimated cash flows has occurred is evaluated by comparing estimated cash flows to those previously projected as further described below. The Company considers this process to be its primary evidence when determining whether credit related OTTI exists.  The results of these analyses are significantly affected by other variables such as the estimate of future cash flows, credit worthiness of the underlying issuers and determination of the likelihood of defaults of the underlying collateral.

The following is a description of the process employed by the Company in reviewing its pooled trust preferred securities.

The Company reviews each issuer bank individually within each of the respective five pooled trust preferred securities to determine its estimate of cash flows available to recover its amortized cost basis. The estimated cash flows are reduced for defaults and deferrals that have occurred as well as expected future defaults as estimated from management’s internal analysis of the remaining issuing banks.

For issuing banks that have defaulted, management assumes no recovery. For issuing banks that have deferred its interest payments, management excludes the collateral balance associated with these banks and assumes no recoveries of such collateral balance in the future. The exclusion of such issuing banks in a current deferral position is based on such bank experiencing a certain level of financial difficulty that raises doubt about its ability to satisfy its contractual debt obligation, and accordingly, the Company excludes the associated collateral balance from its estimate of expected cash flows.

In addition, management excludes from its estimate of cash flows the collateral balance from issuing banks whereby specific information indicates a default or deferral is likely to occur in the future. In developing this estimate, management maintains an internal watch list of institutions based on the issuing bank’s current financial metrics.  The Company specifically reviews the financial ratios of asset quality (including Texas Ratio analysis), capitalization, earnings trends, profitability, and capital adequacy of each bank. The Company believes the “Texas Ratio (“TR”)” is a prominent indicator of the stress that a financial institution is experiencing and ultimately an indicator of failure. The TR is calculated by dividing nonperforming assets and loans, including past due 90 days or more, divided by tangible equity plus loan loss reserve.  The TR of the issuing bank determines the estimated amount of default percentage of the respective banks.  Although the other factors mentioned previously (capitalization, earnings trends, profitability, and capital adequacy of each bank) have not historically had a material impact on our analysis of issuer banks, the Company will continue to consider such factors in its methodology.

The following assumptions were used at December 31, 2009:

• A TR in excess of 100% results in a default estimate of 100%; a TR ranging from 75% to 99.9% results in an estimated default rate of 60%; a TR ranging from 50% to 74.9% results in an estimated default rate of 35%; and a TR ranging from 40% to 49.9% results in an estimated default rate of 10%.  Management assumes no future defaults for banks with TR below 40%;

• The Company excludes the collateral balance of issuing banks that have elected to defer its interest payments and assumes no future recoveries as such banks are typically experiencing a certain level of financial difficulty that raises doubt about its ability to satisfy its contractual debt obligation;

After reducing the collateral balance for defaults and deferrals that have occurred as well as expected future defaults from management’s internal watch list, management arrives at its estimate of expected cash flows, which represents the estimated collateral pool balance. Since the Company owns only mezzanine tranches, the outstanding senior security position is subtracted to determine the estimated collateral balance available to satisfy the amortized cost basis of the mezzanine tranche.  If the estimated collateral balance is less than the outstanding balance of the mezzanine tranche, it is assumed that the cost basis will not be recovered. Additionally, the Company determines if there has been an adverse change in cash flows by comparing the present value of the current estimate of cash flows to the present value of cash flows previously revised.  If an adverse change in cash flows has occurred, management determines the credit loss to be recognized in the current period and the portion related to noncredit factors to be recognized in other comprehensive income.

This analysis is performed at the end of each reporting period when actual payments have been made by the trustee on each security and cash flows can be modeled, but the data for this analysis is gathered and considered each day as it becomes available during each reporting period.

Based upon the analysis performed by management as of December 31, 2009, the Company estimates that all the contractual principal and interest payments on the five pooled trust preferred securities it owns will not be collected in their entirety. The analysis on these five pooled trust preferred securities resulted in a $3.8 million of credit-related OTTI charges during the year ended December 31, 2009.

The following discussion will be included in Note 19 – Fair Value of Financial Instruments.

The Company has determined that its pooled trust preferred securities should be valued using Level 3 inputs in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures and guidance issued by the SEC. The Company has determined that there are few observable transactions and market quotations available for pooled trust preferred securities and they are not reliable for purposes of determining fair value at December 31, 2009.   As such, the Company evaluates currently available information in estimating the future cash flows of these securities and determines whether there have been favorable or adverse changes in estimated cash flows from the cash flows previously projected. The Company considers the structure and term of the respective pools and the financial condition of each issuer bank individually within each respective pool. Specifically, the evaluation incorporates factors such as collateral position, interest rates and appropriate risk premiums, the timing and amount of interest and principal payments and the allocation of payments to the various tranches. Current estimates of cash flows are based on the most recent trustee reports, announcements of deferrals or defaults, and assumptions regarding expected future default rates, and other relevant information.  The Company’s estimates of cash flows do not assume any prepayments or recoveries.  At such time as there are observable transactions or quoted prices that are associated with an orderly and active market for pooled trust preferred securities, the Company will incorporate such market values in its estimate of fair values for these securities.

Please note that in our current internal methodology to calculate estimated future cash flows and fair values that the Company is not assuming any prepayments for each of the respective pools.  Management has recalculated both the estimated future cash flows and fair value estimates as of December 31, 2009, assuming a 2% prepayment rate and noted that the amounts calculated under these scenarios were not materially different than assuming no prepayments (aggregate difference of less than $200,000 for estimated cash flows and fair value, respectively).  Additionally, the recalculations utilizing a 2% prepayment rate did not impact the Company’s other-than-temporary impairment analysis at December 31, 2009.  In future periods, management will incorporate a prepayment rate into its methodologies.

2.
We note your response to comment five of our letter dated December 29, 2009.  In particular, we note the table reflecting amortized cost, fair value and the amount of other than temporary impairment recognized for certain securities at December 31, 2008 and March 31, 2009.  It appears from your response that several of these securities for which other than temporary impairment was recognized prior to the adoption of ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2) had an amortized cost significantly greater than the security’s fair value at the period end in which other than temporary impairment was recognized (e.g. TPREF Funding II Limited Floating Rate and PRETSL II Mezzanine as of March 31, 2009).  It appears that these securities were not appropriately written down to their fair value in accordance with the guidance in paragraphs ASC 320-10-35-35 (paragraph 16 of SFAS 115) and ASC 325-40-35-4 (paragraph 12a of EITF 99-20) of the FASB Accounting Standards Codification.  Please tell us whether all securities in which impairment was concluded to be other than temporary were written down to fair value in periods prior to your adoption of ASC 320-10-65-1 (FSP FAS 115-2 and 124-2).  If not, please explain why not and quantify for us the dollar amount of securities for each period that were not written down.

During the preparation of our response to your letter dated December 29, 2009, management noted that we had made an error in the amounts reported as fair value for the remaining pooled trust preferred securities. The error was a result of a clerical input error whereby the fair value determined by the Company was not properly used in the presentation and reporting of the unrealized loss on the remaining pooled trust preferred securities and the related disclosures. Such error was solely isolated to the five remaining pooled trust preferred securities. The determination of fair value and the amount recognized as other-than-temporary impairment was not effected as such measurements included the proper fair values as determined by management using its internal analysis with level 3 inputs.

The recording of the unrealized losses (or gains) on the Company’s available for sale securities portfolio is a separate process within the Company and such process was not modified to properly reflect the fair values of the pooled trust preferred securities or to conform with the process from computing impairment.
The following tables present the information as presented in our response to Comment 5 from your letter dated December 29, 2009 and include the corrected fair values from those previously presented in the response.

As of December 31, 2008 (in thousands)
Description of Security	Amortized Cost	Amount Incorrectly Reported	Fair Value	Impairment Recognized during 2008

Available for Sale Securities
FNMA Floating Rate Pref Series P *	$-	$-	$-	$2,512
FNMA 8.25% Pref Series S	950	378	378	9,095
FHLMC 8.375% Pref Series Z	640	156	156	9,483
Leh Bro Hld Cp Tr III 6.375% Series K *	-	-	-	1,000
MM CMNTY FUNDING LTD Floating Rate	2,326	287	2,326	1,674
MMCAPS FUNDING I 9.48%	790	150	790	2,401
TPREF FUNDING II LIMITED Floating Rate	2,979	311	2,168	-
PRETSL I Mezzanine	519	57	519	539
PRETSL II Mezzanine	2,281	338	1,716	1,875
PRETSL IV Mezzanine *	-	-	-	183
PRETSL V Mezzanine *	-	-	-	275
PRETSL VIII Mezzanine *	-	-	-	3,000
Pretsl VIII Income Note *	-	-	-	380
Pretsl IV Income Note *	-	-	-	421
Pretsl XI Income Note *	-	-	-	572
Pretsl XVI Income Note *	-	-	-	581
Total Available for Sale				$33,991

Held to Maturity
MMCAPS FUNDING I 9.48%	1,039	200	1,039	$3,201
PRETSL I Mezzanine	973	114	973	1,078
Total Held to Maturity				$4,279

Total				$38,270

* - These securities were determined to be fully impaired at December 31, 2008 (i.e., no remaining book value or fair value) as no cash flows were projected to be received in the future.

As of March 31, 2009 (in thousands)
Description of Security	Original Par Value	Amortized Cost	Amount Incorrectly Reported	Fair Value	Impairment Recognized for the Quarter Ended March 31, 2009

Available for Sale Securities
FNMA 8.25% Pref Series S	$10,000	$950	$329	$329	$-
FHLMC 8.375% Pref Series Z	10,000	640	184	184	-
MM CMNTY FUNDING LTD Floating Rate	4,000	2,326	274	1,652	-
MMCAPS FUNDING I 9.48%	3,000	790	150	733	-
TPREF FUNDING II LIMITED Floating Rate	3,000	2,304	297	2,304	675
PRETSL I Mezzanine	967	519	38	519	-
PRETSL II Mezzanine	3,818	799	350	799	1,482
Total Available for Sale					$2,157

Held to Maturity
MMCAPS FUNDING I 9.48%	4,000	1,039	200	966	$-
PRETSL I Mezzanine	1,933	973	75	973	-
Total Held to Maturity					$-

Total					$2,157

We assessed the materiality of this error in accordance with Staff Accounting Bulletin (SAB) No. 108 and determined that the errors were immaterial to previously reported amounts contained in our periodic reports.  We have corrected the December 31, 2008 error in the December 31, 2009 Form 10-K by revising the December 31, 2008 fair value amounts as presented in the consolidated financial statements, including the notes thereto, as well as management’s discussion and analysis.  We will also revise the applicable 2009 amounts and disclosures in Form 10-Q filed for each interim period during 2010. In addition, we will include the following disclosure in the notes to the December 31, 2009 consolidated financial statements discussing the correction of this error.

The Company has revised certain amounts in its consolidated balance sheet and consolidated statements of changes in shareholders’ equity at December 31, 2008 to correct an inadvertent clerical error that improperly reported incorrect amounts for the fair value of certain pooled trust preferred securities.  This revision does not impact the consolidated statements of income or the consolidated statements of cash flows for any period presented.  We have assessed the materiality of this error in accordance with Staff Accounting Bulletin (SAB) No. 108 and determined that the error was immaterial to previously reported amounts contained in our periodic reports, and we have corrected this error in the December 31, 2009 consolidated balance sheets and consolidated statements of changes in shareholders’ equity.  The effects of recording these immaterial corrections in our consolidated financial statements at December 31, 2008 are presented below (in thousands):

	December 31, 2008
	As Reported	As Revised
Investment securities available-for-sale, at fair value	$424,214	$430,590
Total investment securities	453,281	$459,657
Net deferred tax assets	48,462	45,912
Total Assets	2,582,446	2,586,272
Total comprehensive income	16,877	20,744
Total Accumulated Other Comprehensive Loss	(10,599)	(6,732)
Total Shareholders’ Equity	280,429	284,296

The table below summarizes the impact of this error by the respective balance sheet line item for each of the respective periods.

(in thousands)	Total Investment Securities
	Reported	Revised	$ Difference	% Difference
December 31, 2008	$453,281	$459,657	$6,376	1.4%
March 31, 2009	488,063	492,961	4,898	1.0%
June 30, 2009	531,315	536,985	5,670	1.1%
September 30, 2009	502,464	506,666	4,202	0.8%

(in thousands)	Net Deferred Tax Asset
	Reported	Revised	$ Difference	% Difference
December 31, 2008	$48,462	$45,912	$(2,550)	5.3%
March 31, 2009	50,297	48,338	(1,959)	3.9%
June 30, 2009	45,694	43,426	(2,268)	5.0%
September 30, 2009	36,672	34,991	(1,681)	4.6%

(in thousands)	Total Shareholders’ Equity
	Reported	Revised	$ Difference	% Difference
December 31, 2008	$280,429	$284,255	$3,826	1.4%
March 31, 2009	281,505	284,444	2,939	1.0%
June 30, 2009	291,182	294,584	3,402	1.2%
September 30, 2009	301,452	303,973	2,521	0.8%

The table above indicates that the impact of the error on investments, total assets and total equity is immaterial to the consolidated financial statements based on the criteria per ASC 250-10-S99 as follows:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate.  This misstatement was due to a clerical error in management’s presentation and reporting of the unrealized losses on pooled trust preferred securities. The error was not a result of its determination of fair value.

•	whether the misstatement masks a change of earnings or other trends. This misstatement has no impact on the Company’s earnings.

•
whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company. This misstatement has no impact on the Company’s earnings or analyst’s expectations of the Company’s future earnings or results.

•	whether the misstatement changes a loss into income vice versa. This misstatement has no impact on the Company’s earnings.

•
whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.  The Company has only one segment— community banking.

•	whether the misstatement affects the Company’s compliance with regulatory requirements. The misstatement did not impact compliance with any regulatory requirements of the Company.

•
whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.  The misstatement did not have any impact on any loan covenants or other contractual requirements of the Company.

•
whether the misstatement has the effect of increasing management’s compensation.  There is no impact on earnings and therefore no impact on earnings per share or return on tangible equity.  As a result, the misstatement has no impact on management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction. The misstatement does not conceal an unlawful act

Additionally, management considered the impact of the error on total accumulated other comprehensive loss (AOCI) and comprehensive income for the periods in the table above and does not believe that the impact to the amounts previously reported for these financial statement line items is material.  Our assessment considers that the focus of the users of our financial statements is primarily on earnings, regulatory capital, and asset quality metrics, none of which are materially impacted by the error. At December 31, 2008, as previously reported, AOCI was 3.8% of total shareholders’ equity compared to 2.4% as revised. Accordingly, we do not believe this is a material misstatement to the components of shareholders’ equity or the consolidated financial statements.

Management of the Company has discussed the impact of this error summarized above and our conclusions regarding our assessment that the error was not material to the Company’s consolidated financial statements with the Company’s auditors and the Company’s Audit Committee.  The Company’s auditors and Audit Committee both agreed with management’s conclusion that this error was not material to the Company’s consolidated financial statements taken as a whole.

3.
We note your response to comment five of our letter dated December 29, 2009 supporting your position that all previously recorded other than temporary impairment losses were deemed to be related to credit issues and therefore the Company did not recognize a cumulative effect adjustment.  We also note that the disclosures in your Forms 10-Q for the periods ending June 30, 2009 and September 30, 2009 indicate that you have determined that all other than temporary impairments recognized subsequent to your adoption of ASC 320-10-65-1 (FSP FAS 115-2 and 124-2) were entirely related to credit loss.  This implies that for each other than temporarily impaired security, the present value of expected cash flows equaled your fair value measurement.  In order to help us better understand your determinations, please tell us in detail how you measured fair value for these securities and explain to us why there is no additional impairment related to noncredit factors such as liquidity considering the market for trust preferred securities.  Also provide us with a robust description of your methodology to measure credit loss (i.e. present value of cash flows expected to be collected) comparing and contrasting it to your methodology for determining the fair value of these securities.  Additionally, please tell us the discount rates used in your fair value measurement and your present value of expected cash flows calculation for each security and tell us how you determined the rate to use.

Based on the significant decline of the credit quality as evidenced by the credit ratings disclosed in response to Comment 1, management believed that all of the other than temporary impairment recorded prior to the adoption of ASC 320-10-65-1 were entirely related to credit loss.  However, in response to this comment, we have computed the cumulative effect adjustment as of April 1, 2009.  The amount deemed related to noncredit matters was calculated to be $1.5 million, net of taxes, that would have been a reduction of Other Comprehensive Income and an increase in Retained Earnings.  To determine this amount, we compared the present value of the cash flows expected to be collected to the amortized cost basis of the securities as April 1, 2009.  The discount rate utilized to calculate the present values of the cash flows expected to be collected from the respective securities was the yield used to accrete the beneficial interest for the respective periods before the securities were first impaired.  Management believes that the amount of the cumulative effect adjustment was not material to the Company’s Balance Sheet at June 30, 2009.  In addition, we assessed the materiality of this error in accordance with Staff Accounting Bulletin (SAB) No. 108 and determined that the error was immaterial to previously reported amounts contained in our periodic reports.  However, we have corrected this error in the December 31, 2009 Form 10-K by recording the cumulative effect adjustment as presented in the statements of changes in shareholders’ equity, and by adjusting the amortized cost basis of the impaired securities.

Additionally, at June 30, 2009, $1.3 million of noncredit other-than-temporary impairment was not recorded related to two pooled trust preferred securities that were determined to be other-than-temporarily impaired as of June 30, 2009 due to an error in the Company’s computation in accordance with ASC 320-65-10-1. At September 30, 2009, the same two pooled trust preferred securities were determined to be other-than-temporarily impaired and the net change in the noncredit other-than-temporary impairment was $100,000, which resulted in $1.2 million of noncredit other-than-temporary impairment not being recorded as of September 30, 2009. Management previously did not record these amounts based on its belief that the other-than-temporary impairment recognized was mostly credit related.  Management believes the impact of not properly recording the noncredit other-than-temporary impairment was not material to the Company’s Balance Sheet as of June 30, 2009 or September 30, 2009.  In addition, we assessed the materiality of this error in accordance with Staff Accounting Bulletin (SAB) No. 108 and determined that the errors were immaterial to previously reported amounts contained in our periodic reports.

As of December 31, 2009 management has properly recorded and presented in its Consolidated Balance Sheet and Consolidated Statements of Changes in Shareholders’ Equity the amount of noncredit other-than-temporary impairment that existed at December 31, 2009 by debiting other comprehensive income, net of tax, for $0.5 million and deferred tax assets for $0.3 million and crediting investment securities for $0.8 million.

As a result of updating our computation of other-than-temporary impairment in accordance with ASC 320-65-10-1 and after considering the impact of recording the cumulative effect adjustment, a total difference of $422,000, net of tax, was noted in the amount of credit impairment that was not recorded subsequent to the adoption of ASC 320-65-10-1. Due to the immaterial impact of this error on the Company’s Consolidated Statements of Income for each of the effected quarters and 2009 year to date, the Company has elected not to correct the income statement error of $422,000 (see table on the following page), net of taxes, in its December 31, 2009 Form 10-K.  As a result of not adjusting for this difference, the reported balances for Other Comprehensive Income and Retained Earnings are overstated by $422,000, which the Company has concluded is immaterial.  However, in its assessment of other-than-temporary impairment in the future, the Company will consider this error when additional credit impairment losses are recognized in future periods.  The Company will also consider the impact of this additional impairment in the period recognized.

The table below summarizes the impact of this error by the respective income statement line item for each of the respective periods.

(in thousands)
	6/30/09 QTD	6/30/09 YTD	9/30/09 QTD	9/30/09 YTD	12/31/09 QTD	12/31/09 YTD
Difference due to:
Cumulative effect adjustment	$(134)	$(134)	$-	$(134)	$(746)	$(880)
Correction of other errors (1)	(113)	(113)	160	47	411	458
Total	$(247)	$(247)	$160	$(87)	$(335)	$(422)

Percentage difference of Reported Total Shareholders’ Equity	(0.1)%	(0.1)%	0.1%	-	(0.1)%	(0.1)%

Percentage difference ofReported Net Income	(2.4)%	(1.2)%	1.5%	(0.3)%	(3.0)%	(1.0)%

Percentage difference of Reported Diluted Earnings per Common Share	(2.4)%	(1.2)%	1.5%	(0.3)%	(3.0)%	(1.0)%

(1)	– Primarily related to the correction of measuring credit vs. noncredit OTTI.

The differences above result from a combination of adjusting the amortized cost balances for the cumulative effect adjustment that was not initially recorded as previously discussed, as well as correcting for the actual amount of credit related other-than-temporary impairment that should have been recorded. More specifically, in the quarter ended June 30, 2009, two of the five pooled trust preferred securities were determined to be other-than-temporarily impaired. The impact of the amortized cost basis from the cumulative effect adjustment increased the OTTI recorded by $134,000, while previously identified credit OTTI of $122,000 was not recorded as this amount was considered immaterial at June 30, 2009. Thus, the correction for this error, along with a minor difference of $9,000, resulted in additional OTTI of $247,000 that should have been recorded. In the quarter ended September 30, 2009, the same two securities were determined to be other-than-temporarily impaired but the credit portion of OTTI was incorrectly measured and therefore the credit portion recognized in the income statement was over stated by $168,000. In the quarter ended December 31, 2009, three different securities were determined to be other-than-temporarily impaired. Thus the cumulative effect adjustment of $746,000 related to three securities had an impact but was partially offset by the correction of an error in the computation of the credit and noncredit OTTI amounts for such securities.

The table above indicates that the impact of the error on total shareholders’ equity, net income, and diluted earnings per common share is immaterial to the consolidated financial statements based on the criteria per ASC 250-10-S99 as follows:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate.  This error was primarily the result of management not properly computing the cumulative effect adjustment and separately computing the credit and noncredit other-than-temporary impairment.  Based on management’s judgment at April 1, 2009, the predominant percent of the prior other-than-temporary impairment amounts were credit related and thus no cumulative effect was recorded in the Company’s June 30, 2009 Form 10-Q.

•
whether the misstatement masks a change of earnings or other trends.  Management believes based on the table above that this error did not have a material impact on the Company’s earnings for the periods noted and had no impact on other trends, such as earnings and capital ratios.

•
whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company. Management believes that this error had no material impact on the Company’s analyst’s expectations of the Company’s future earnings or results.

•	whether the misstatement changes a loss into income vice versa. This error did not result in the Company’s net income for any of the effected periods being revised to be a net loss.

•
whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.  The Company has only one segment- community banking.

•	whether the misstatement affects the Company’s compliance with regulatory requirements. The error did not impact compliance with any regulatory requirements of the Company.

•
whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.  The error did not have any impact on any loan covenants or other contractual requirements of the Company.

•
whether the misstatement has the effect of increasing management’s compensation.  This error did not materially impact earnings per share or return on tangible equity for the year ended December 31, 2009.  As a result, the error has no impact on management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction. The error does not conceal an unlawful act.

Management of the Company has discussed the impact of this error summarized above and our conclusions regarding our assessment that the error was not material to the Company’s consolidated financial statements with the Company’s auditors and the Company’s Audit Committee.  The Company’s auditors and Audit Committee both agreed with management’s conclusion that this error was not material to the Company’s consolidated financial statements.

As noted previously in responding to Comment 2, management determined that a clerical error had been made in recording the unrealized losses and in the related fair value disclosures for the remaining pooled trust preferred securities.  The amounts incorrectly reported as fair value were provided by our third party investment accounting provider and represented distressed values in an inactive market. The proper fair value amounts determined by management were based on its own assessment of cash flows as described in response to Comment 1 and discounted at appropriate market rates considering the risk and illiquidity that was estimated to exist at period end. Additionally, management determined that its estimate of fair value was reasonable based on comparison to fair values provided by another service provider.

A robust description of our credit loss measurement process has been included previously in our response to Comment 1.  The primary difference between this methodology and our methodology to determine fair value is the revision to the discount rate described above.

The discount rate used to compute the cumulative effect adjustment as of April 1, 2009 ranged from approximately 6% to 9% as the pooled trust preferred securities consist of both variable and fixed rate securities.  For the other than temporary impairment recorded at September 30, 2009 for two variable rate pooled trust preferred securities, the discount rates to determine fair value were approximately 11% and 18%, while the discount rate to measure the net present value of cash flows for the credit impairment were approximately 6% and 7%.

4.
We note that the Company adopted ASC 320-10-65-1 in the interim period ending June 30, 2009.  However, we were unable to locate certain required disclosures.  Please provide us with the disclosures required by paragraphs ASC 320-10-50-8A and 320-10-50-8B of the FASB Accounting Standards Codification as if presented in your September 30, 2009 Form 10-Q, or alternately, with the proposed disclosures to be included in the December 31, 2009 Form 10-K.  In addition, please confirm that the Company will fully comply with these disclosure requirements in all future filings.

Our methodology and significant inputs used to measure the amount related to a credit loss as required by ASC 320-10-50-8A was noted in our response to Comment 1 and will be included in Note 3 – Investments of the Company’s December 31, 2009 Form 10-K.

The disclosure regarding a tabular rollforward of the amount related to credit losses as required by ASC 320-10-50-8B will also be included in Note 3 – Investments of the Company’s December 31, 2009 Form 10-K as follows:

The following table presents a progression of the credit loss component of OTTI on debt securities recognized in earnings during the year ended December 31, 2009. The credit loss component represents the difference between the present value of expected future cash flows and the amortized cost basis of the security. The credit component of OTTI recognized in earnings during the year ended 2009 is presented in two parts based upon whether the current period is the first time the debt security was credit impaired or if it is an additional credit impairment. The credit loss component is reduced if the Company sells, intends to sell or believes it will be required to sell previously credit impaired securities. Additionally, the credit loss component is reduced if the Company receives cash flows in excess of what is expected to receive over the remaining life of the credit impaired debt security or when the security matures.

(in thousands)	For the period ended December 31, 2009

Balance at April 1, 2009	$17,017
Additions:
Initial credit impairment	-
Additional credit impairment	1,680

Balance December 31, 2009	$18,694

As noted, these disclosures will be made in the Company’s December 31, 2009 Form 10-K and in future filings of the Company.

In connection to the responses to your comments on the Company’s filing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at 304-769-1169 should you have any further questions regarding the foregoing responses or have any additional comments.

Sincerely

/s/  David L. Bumgarner
David L. Bumgarner
Sr. Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Mr. Charles D. Dunbar (Jackson Kelly PLLC)